UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

FXCM Inc.

(Name of Issuer)

Class A common stock, $0.01 par value

(Title of Class of Securities)

302693 106

(CUSIP Number)

David S. Sassoon

c/o FXCM, Inc.

55 Water St. FL 50, New York, NY 10041

(646) 432-2986

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 14, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 302693 106	13D	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS:

	Matthew Wilhelm

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		5,284,045

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		5,284,045

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	5,284,045

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	16.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No. 302693 106	13D	Page 3 of 8 Pages

Item 1.  Security and Issuer.

This Statement on Schedule 13D (this “Schedule 13D”) relates to the Class A common stock, $0.01 par value (“Class A Common Stock”), of FXCM Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 55 Water Street, FL 50, New York, NY 10041.

Item 2.  Identity and Background.

This Schedule 13D is being filed by Matthew Wilhelm (the “Reporting Person”). Mr. Wilhelm is a founding director of Lucid Markets Trading Limited (“Lucid Markets”), an electronic trading firm located at 12th Floor, 30 Crown Place, London EC4A 2EB, United Kingdom.

Mr. Wilhelm is a citizen of the United States.

During the last five years, Mr. Wilhelm has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

Pursuant to the Agreement Relating to the Sale and Purchase of the Whole of the Issued Share Capital of Lucid Markets Trading Limited among Mr. Wilhelm, Dierk Reuter, FXCM UK Merger Limited, FXCM Holdings LLC and the Issuer (the “Sale and Purchase Agreement”), in exchange for his portion of a controlling interest in Lucid Markets, Mr. Wilhelm received at the closing of the acquisition pursuant to the Sale and Purchase Agreement (the “Acquisition”) an Unsecured Registered Promissory Note with a face value of $56,222,238.80 issued by FXCM UK Merger Limited (the “Note”)which was exchanged for a note with the same value and maturity issued by FXCM Holdings, LLC, and, thereafter, pursuant to the Sale and Purchase Agreement, was immediately exchangeable, and was so exchanged, for 5,284,045 shares of Class A Common Stock (or at an exchange rate of $10.64 a share), together with other consideration.

The description of the Sale and Purchase Agreement above and in Items 4 and 6 hereof does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the full text of the Sale and Purchase Agreement, which is included as Exhibit 1 hereto and is incorporated by reference in this Item 3.

Item 4.  Purpose of Transaction.

The information set forth under Items 3, 5 and 6 is hereby incorporated by reference.

All of the securities reported herein were acquired for investment purposes. Mr. Wilhelm intends to review on a continuing basis his investment in the Issuer. Based on such review, Mr. Wilhelm may acquire, or, subject to the transfer restrictions set forth in the Sale and Purchase Agreement, cause to be disposed, such securities at any time, communicate with the Board of Directors of the Issuer and other shareholders of the Issuer and interested parties about the Issuer, hold discussions with management of the Issuer and make suggestions concerning the Issuer’s operations, prospects, business and financial strategies, assets and liabilities, business and financing alternatives, nominate candidates for election to the Issuer’s Board of Directors or formulate other purposes, plans or proposals regarding the Issuer or any of its securities concerning one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D, to the extent deemed advisable in light of general investment and trading policies of Mr. Wilhelm, the Issuer’s business, financial condition and operating results, general market and industry conditions, or other factors.

Notwithstanding the above, in accordance with the transfer restrictions in the Sale and Purchase Agreement, Mr. Wilhelm intends to sell up to 1,017,340 shares of FXCM Inc. in the near future.

The description of the Sale and Purchase Agreement herein and in Items 3 and 6 hereof does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the full text of the Sale and Purchase Agreement, which is included as Exhibit 1 hereto and is incorporated by reference in this Item 4.

Item 5.  Interest in Securities of the Issuer.

The ownership percentages set forth below are based on 23,562,429 shares of the Issuer’s Class A Common Stock outstanding as of June 13, 2012, plus the 9,000,000 shares of Class A Common Stock received by Mr. Reuter, Mr. Wilhelm and the other owners of Lucid Markets in the Acquisition upon their respective exchanges of notes received at the closing of the Acquisition.

(a)  Mr. Wilhelm beneficially owns a total of 5,284,045 shares of Class A Common Stock representing 16.2% of the total number of shares of Class A Common Stock outstanding.

(b) The aggregate number and percentage of the shares of Class A Common Stock beneficially owned by Mr. Wilhelm and, the number of shares as to which there is sole power to vote or direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 of the cover page of this Schedule 13D.

(c) On June 21, 2012, at the closing of the Acquisition, Mr. Wilhelm received the Note, which was, pursuant to the Sale and Purchase Agreement, effectively immediately exchangeable for shares of Class A Common Stock and on the same date exchanged the Note received for 5,284,045 shares of Class A Common Stock (or at an exchange rate of $10.64 per share). Other than these transactions, Mr. Wilhelm did not effect any transactions in the Issuer’s Class A Common Stock in the past 60 days.

(d)  Other than Mr. Wilhelm, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of Mr. Wilhelm’s securities.

(e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The following descriptions are qualified in their entirety by reference to the Sale and Purchase Agreement, the Deed of Shareholders’ Agreement, and the Registration Rights Agreement, which are included as Exhibits 1, 2, and 3 hereto, respectively, and incorporated herein by reference.

SALE AND PURCHASE AGREEMENT

The information set forth under Items 3, 4 and 5 is hereby incorporated by reference.

Pursuant to the Sale and Purchase Agreement among Mr. Wilhelm, Dierk Reuter, FXCM UK Merger Limited, FXCM Holdings LLC and the Issuer, Messrs. Wilhelm and Reuter and certain other owners of Lucid Markets received consideration, including (i) Unsecured Registered Promissory Notes with an aggregate face value of $71,400,000, due December 21, 2012, and (ii) Unsecured Registered Promissory Notes which were effectively exchangeable for an aggregate of 9,000,000 shares of Class A Common Stock (the proportion of the number of shares of Class A Common Stock represented by each person’s note to such aggregate 9,000,000 shares, referred to as a “Proportion”) , in exchange for the sale of 1,002 Ordinary-C shares (the “Initial Shares”) of Lucid Markets, which shares represent a controlling interest in Lucid Markets. Mr. Wilhelm received a Note that was exchangeable into 5,284,045 shares of Class A Common Stock immediately upon receipt at closing. The Sale and Purchase Agreement includes, among customary representations and warranties and other provisions, the following terms:

Board Representation. Pursuant to the terms of the Sale and Purchase Agreement, Messrs. Wilhelm and Reuter were given the right to designate a nominee for appointment to the Issuer’s Board of Directors at each annual meeting of shareholders of the Issuer from the date of closing of the Acquisition until a Buy-Out/Buy-Back occurs. During such time, Messrs. Wilhelm and Reuter also have the right to designate another person to have visitation rights (but not voting rights) to attend meetings of the Issuer’s Board of Directors.

Buy-Out/Buy-Back. Messrs. Wilhelm and reuter have granted FXCM UK Merger Limited the right to purchase the remaining shares of Lucid Markets after the date of the Acquisition (the “Buy-Out”). The Buy-Out price is a function of the profits of Lucid Markets Messrs. Wilhelm and Reuter and certain other owners of Lucid Markets are entitled to receive after the Acquisition. The Buy-Out price may be paid in cash or in shares of the Issuer. If, after four years after the Acquisition date, FXCM UK Merger Limited does not exercise its Buy-Out right, Messrs. Wilhelm and Reuter may elect to buy back the Initial Shares (the “Buy-Back”) at a price equal to 75 percent of the Buy-Out price.

Transfer Restrictions. Pursuant to the terms of the Sale and Purchase Agreement, each of Messrs. Wilhelm and Reuter agreed individually, and to cause the other recipients of shares of Class A Common Stock in the Acquisition to agree, to certain transfer restrictions as follows:

(i) at any time following the closing of the Acquisition, each holder may sell its Proportion of 1,800,000 shares of Class A Common Stock;

(ii) at any time after the first anniversary of the closing of the Acquisition, each holder may sell its Proportion (taken together with any sales pursuant to clause (i) above) of 3,000,000 shares of Class A Common Stock;

(iii) at any time after the second anniversary of the closing of the Acquisition, each holder may sell its Proportion (taken together with any sales pursuant to clauses (i) and (ii) above) of 6,000,000 shares of Class A Common Stock; and

(iv) at any time after the third anniversary of the closing of the Acquisition, each holder may sell all of such holder’s shares of Class A Common Stock received in connection with the Acquisition.

If, prior to a Buy-Out/Buy-Back, any holder of the shares of Class A Common Stock received in the transaction ceases to be employed by Lucid Markets or any entity controlled by the Issuer for reasons other than death or incapacity, such holder may not sell its shares of Class A Common Stock, not otherwise sold pursuant to (i) through (iv) described above, until the earlier of a change in control of the Issuer or the eighth anniversary of the closing of the Acquisition. Shares of the Issuer issued pursuant to the Sale and Purchase Agreement are required to be held in escrow until such shares may be transferred in accordance with the restrictions described above.

Earnings Adjustments. To the extent Lucid Markets fails to produce certain specified earnings targets in each of the first three years following the closing of the Acquisition, Messrs. Reuter and Wilhelm will transfer, and will cause the other recipients of shares of Class A Common Stock to transfer, back to the Issuer, shares of Class A Common Stock up to each holder’s Proportion of (i) 1,200,000 shares on the first anniversary of the closing, (ii) 3,000,000 shares on the second anniversary of the closing, and (iii) 3,000,000 shares on the third anniversary of the closing.

Escrow for Unresolved Claims. Messrs. Wilhelm and Reuter are required to, and required to cause the other recipients of shares of Class A Common Stock to agree to, place certain assets in escrow for a period of up to 18 months following closing of the Acquisition, such assets to be applied towards any claims under the Sale and Purchase Agreement. To the extent the assets placed in escrow are determined to be insufficient to satisfy such claims, Messrs. Wilhelm and Reuter and the other recipients of shares of Class A Common Stock may be required to place unsold shares of Class A Common Stock into escrow, and such shares may then be required to be transferred back to the Issuer in satisfaction of claims arising under the Sale and Purchase Agreement.

Restrictive Covenant. Each of Messrs. Wilhelm and Reuter have agreed to that, generally, for a period of three years from the closing of the Acquisition, they will not compete with the business of Lucid Markets or FXCM.

REGISTRATION RIGHTS AGREEMENT

Mr. Wilhelm is a party to a Registration Rights Agreement entered into with the Issuer on June 21, 2012 pursuant to which the Issuer has agreed to register under the Securities Act of 1933 resales of shares of Class A Common Stock held by Mr. Wilhelm and the other parties to the agreement.  In addition, the parties to the Registration Rights Agreement have the ability to exercise certain incidental registration rights in respect of shares of Class A Common Stock held by them in connection with certain registered offerings of the Issuer.

OTHER AGREEMENTS

In addition to the Sale and Purchase Agreement and the Registration Rights Agreement, on June 21, 2012, Messrs. Wilhelm and Reuter entered into a Shareholders’ Agreement with FXCM Holdings, LLC, FXCM UK Merger Limited and Lucid Markets which, among other things, entitles Messrs. Wilhelm and Reuter to share in 50 percent of the profits of Lucid Markets and grants them general managerial rights and day-to-day control of Lucid Markets. The Shareholders’ Agreement will remain in force until the date the last payment is made to Messrs. Wilhelm and Reuter under the Sale and Purchase Agreement.

Item 7.  Material to Be Filed as Exhibits.

1.	Agreement Relating to the Sale and Purchase of the Whole of the Issued Share Capital of Lucid Markets Trading Limited, dated June 21, 2012, among Mr. Reuter, Matthew Wilhelm, FXCM UK Merger Limited, FXCM Holdings LLC and the Issuer (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by FXCM Inc. with the SEC on June 25, 2012).

2.	Registration Rights Agreement, dated as of June 21, 2012, by and among FXCM Inc., Matthew Wilhelm and Dierk Reuter (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by FXCM Inc. with the SEC on June 25, 2012).

3.	Deed of Shareholders Agreement relating to Lucid Markets Trading Limited, dated as of June 21, 2012, by and among Dierk Reuter, Matthew Wilhelm, FXCM UK Merger Limited, FXCM Holdings, LLC and Lucid Markets Trading Limited (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by FXCM Inc. with the SEC on June 25, 2012).

4.	Power of Attorney, dated June 22, 2012 by Matthew Wilhelm (previously filed on Form 3 filed by Mr. Wilhelm with the SEC on on June 25, 2012).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 25, 2012

MATTHEW WILHELM

/s/ Matthew Wilhelm

EXHIBIT INDEX

1.	Agreement Relating to the Sale and Purchase of the Whole of the Issued Share Capital of Lucid Markets Trading Limited, dated June 21, 2012, among Mr. Reuter, Matthew Wilhelm, FXCM UK Merger Limited, FXCM Holdings LLC and the Issuer (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by FXCM Inc. with the SEC on June 25, 2012).

2.	Registration Rights Agreement, dated as of June 21, 2012, by and among FXCM Inc., Matthew Wilhelm and Dierk Reuter (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by FXCM Inc. with the SEC on June 25, 2012).

3.	Deed of Shareholders Agreement relating to Lucid Markets Trading Limited, dated as of June 21, 2012, by and among Dierk Reuter, Matthew Wilhelm, FXCM UK Merger Limited, FXCM Holdings, LLC and Lucid Markets Trading Limited (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by FXCM Inc. with the SEC on June 25, 2012).

4.	Power of Attorney, dated June 22, 2012 by Matthew Wilhelm (incorporated by reference to Exhibit 24 to the Form 3 filed by Mr. Wilhelm with the SEC on June 25, 2012).